FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX RAISES $8.6 MILLION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

MICROLOGIX RAISES $8.6 MILLION

Vancouver, August 30, 2000 - Micrologix Biotech Inc. announced today that it has received approximately $8.6 million pursuant to the exercise of warrants and after-market support options for the purchase of 3,509,667 common shares. These funds bring the Company's cash position to approximately $63 million and the number of common shares issued and outstanding to 39,311,809. The exercised warrants and after-market support options were issued as part of the special unit financing closed in August 1999.

A further 656,416 after-market support options issued in connection with the August 1999 financing and the March 2000 special warrant financing remain outstanding. These after-market support options, which expire at various dates between December 15, 2000 and September 11, 2001, have exercise prices ranging from $5.50 to $14.50 per common share, representing potential proceeds of approximately $6.7 million.

Micrologix Biotech Inc. develops novel drugs targeted at severe and life-threatening diseases -- particularly those caused by antibiotic-resistant bacteria. The Company's portfolio of antibiotic drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has three drugs in clinical trials in the US, MBI 226 for the prevention of catheter-related bloodstream infections, MBI 594AN for the treatment of acne and MBI 853NL for the prevention of hospital-acquired Staphylococcus aureus infections. Under FDA fast track designation, the Company plans to initiate Phase III clinical trials of MBI 226 in September 2000. Micrologix recently completed Phase I clinical trials of MBI 594AN and MBI 853NL and anticipates initiating further clinical trials for these drug candidates during the fourth quarter of 2000.

Corporate Profile

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. Micrologix's portfolio of antibiotic drug candidates is based on improved analogs of the anti-infective peptides found in the host defense systems of most life forms. These peptides overcome conventional antibiotic resistance and extensive research done by Micrologix and independent researchers indicates that it will be extremely difficult for resistance to develop to them. Micrologix has three drugs currently in clinical trials in the US — MBI 226 for the prevention of catheter-related bloodstream infections, MBI 594AN for the treatment of acne and MBI 853NL for the prevention of hospital-acquired infections caused by Staphylococcus aureus. Under FDA fast track designation, the Company plans to initiate a Phase III clinical trial of MBI 226 in September 2000. Micrologix recently completed Phase I clinical trials of MBI 594AN and MBI 853NL and anticipates initiating further clinical trials for these in the fourth quarter of 2000.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.